# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VASO Corp, CIK 0000839087
CUSIP: 92233F102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 137 Commercial Street, Suite 200, Plainview, New York (NY), 11803
Date of event which requires filing of this statement: 12/19/2018
Filed by CIK 0001645745
Persons authorized to receive notices and communications: Kimberly J. Decker, Barley Snyder LLP, 126 East King Street, Lancaster, Pennsylvania (PA), 17601, 717-299-5201

## Reporting persons
- Joshua Markowitz (CIK 0001645745): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 350,000; shared voting power 55,738,318; sole dispositive power 350,000; shared dispositive power 55,738,318; aggregate amount beneficially owned 56,088,318 (31.9% of the class)
  Comment: (1) The total reported in Row 11 consists of: (i) 7,569,595 shares of the Issuer's Common Stock directly beneficially owned by the Joshua Markowitz Family Article Four (C) Non GST Exempt Trust (the "Non-Exempt Trust") of which Mr. Markowitz is co-trustee; (ii) 4,639,430 shares of the Issuer's Common Stock directly beneficially owned by the Joshua Markowitz Family Article Four (C) GST Exempt Trust (the "Exempt Trust" and, collectively with the Non-Exempt Trust, the "Trusts") of which Mr. Markowitz is co-trustee; (iii) 25,714,286 shares owned by Kerns Manufacturing Company of which Mr. Markowitz is majority owner and President; and (iv) 17,815,007 shares owned by Living Data Technology Corp., of which Mr. Markowitz is majority owner. Decisions with respect to the shares held in the Trusts are made by majority vote of the Trustees. As a Trustee, Mr. Markowitz may be deemed to have indirect beneficial ownership of securities held by the Trusts and shared power to vote or dispose of those shares. Decisions with respect to the shares held by Kerns Manufacturing Company and Living Data Technology Corp. are made by their respective boards of directors. As majority owner of Kerns Manufacturing Company and Living Data Technology Corp., Mr. Markowitz may be deemed to have indirect beneficial ownership of the securities held by those companies and shared power to vote and dispose of such shares.
  
  (2) The percentage reported in Row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 175,953,035 shares of the Issuer's Common Stock outstanding as of March 27, 2026, as reported by the Issuer in its Annual Report for the period ended December 31, 2025, filed on Form 10-K with the SEC on March 31, 2026.
- Stacey Markowitz: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,209,025; sole dispositive power 0; shared dispositive power 12,209,025; aggregate amount beneficially owned 12,209,025 (6.9% of the class)
  Comment: (3) The total reported in Row 11 consists of: (i) 7,569,595 shares of the Issuer's Common Stock directly beneficially owned by the Joshua Markowitz Family Article Four (C) Non GST Exempt Trust (the "Non-Exempt Trust") of which Ms. Markowitz is co-trustee; and (ii) 4,639,430 shares of the Issuer's Common Stock directly beneficially owned by the Joshua Markowitz Family Article Four (C) GST Exempt Trust (the "Exempt Trust" and, collectively with the Non-Exempt Trust, the "Trusts") of which Ms. Markowitz is co-trustee. Decisions with respect to the shares held in the Trust are made by majority vote of the Trustees. As a Trustee, Ms. Markowitz may be deemed to have indirect beneficial ownership of securities held by the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: VASO Corp
Address of issuer's principal executive offices: 137 Commercial Street, Suite 200, Plainview, New York (NY), 11803

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the Trustees and the Trusts (collectively, the "Reporting Person"). Except as described herein, no Reporting Person is a member of any group within the meaning of Section 13(d)(3) of the Exchange Act.
Residence or business address:
The principal business address for the Trusts is 37-14 29th street Long Island City NY 11101.

The principal business address for Joshua Markowitz is Kerns Manufacturing Corporation ("Kerns"), 37-14 29th St, Long Island City, NY 11101.

The principal business address for Stacey Markowitz is 1834 Stuart Road West, Princeton, NJ 08540.
Present principal occupation or employment:
The principal occupation of Joshua Markowitz is President of Kerns, the business address of which is 37-14 29th St, Long Island City, NY 11101.

The principal occupation of Stacey Markowitz is a real estate owner/manager.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship:
The situs of the Trust is New York.

Joshua Markowitz and Stacey Markowitz are each a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date of this report, the Non Exempt Trust was the direct beneficial owner of 7,569,595 Shares and the Exempt Trust was the direct beneficial owner of 4,639,430 Shares. Joshua Markowitz is a co-trustee of the Trusts and as a result, shares voting and dispositive power over the Shares held by the Trusts. As such, he may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by the Trusts. The Shares in the Trusts were placed into trust, and the trustees appointed, by the estate of Judith Srybrnik.

As of the date of this report, Kerns directly beneficially owns 25,714,286 Shares and Living Data Technology Corp. ("Living Data") owns 17,815,007 Shares. Mr. Markowitz is majority owner of both Kerns and Living Data. He is the President of Kerns. As such, he may be deemed to have indirect beneficial ownership of the securities held by those companies. Decisions with respect to the Shares held by Kerns Manufacturing Company and Living Data Technology Corp. are made by their respective boards of directors.

As of the date of this report, Mr. Markowitz was the direct beneficial owner of 350,000 Shares and, as explained above, may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the Trusts due to his status as a co-trustee. Mr. Markowitz acquired 50,000 Shares using his own funds and an additional 300,000 Shares were granted to him as compensation by the Issuer for board service.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership of each Reporting Person, see items 7-11 of the cover page for each Reporting Person on this Schedule 13D. The voting and dispositive power reported on the cover pages reflect the respective direct and indirect ownership and control relationships described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership of each Reporting Person, see items 7-11 of the cover page for each Reporting Person on this Schedule 13D.
Transactions in the class effected during the past sixty days: No Reporting Person has engaged in any transactions in the Issuer's securities in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Mr. Markowitz and his daughter, Jessica Markowitz, are beneficiaries of the Trusts and as such, they each have the power to receive dividends and the proceeds from the sale of such securities as determined by the Trustees, in their discretion.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No Reporting Person has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer except as described herein.

## Signatures
- Joshua Markowitz: /s/ Joshua Markowitz, Joshua Markowitz (04/09/2026)
- Stacey Markowitz: /s/ Stacey Markowitz, Stacey Markowitz (04/09/2026)